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                              May 27, 2021

       Nadim Yared
       President and Chief Executive Officer
       CVRx, Inc.
       9201 West Broadway Avenue, Suite 650
       Minneapolis, MN 55445

                                                        Re: CVRx, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 14,
2021
                                                            CIK No. 0001235912

       Dear Mr. Yared:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 14, 2021

       Prospectus Summary
       Overview, page 3

   1. Please balance the disclosure of your revenue for the three months ended March 31, 2021 and 2020 by presenting
other measures of your performance such as net loss for the same periods.
       Summary consolidated financial data, page 11

   2. Please revise to present your pro forma earnings per share for only the most recent fiscal year and the most
recent interim period. Refer to Rule 8-05 and Rule 11-02(c)(2)(i) of
                                                        Regulation S-X. Please
also provide a footnote to show how you compute
 Nadim Yared
CVRx, Inc.
May 27, 2021
Page 2
      your pro forma earnings per share data. In this regard, while we note that you refer to Notes 2 and 9 to your consolidated financial statements for an explanation of the method used to calculate your forma net loss per share and the weighted-average number of shares used in the computation of the per share amounts, those notes do not include pro forma information. Please address this comment as it relates to your Selected Financial
      Data on page 57.
Principal Stockholdesr, page 140

3. We note your revised disclosure in response to comment 9. Please revise footnote 5 to disclose the natural persons who have or share beneficial ownership.
       You may contact Ibolya Ignat at 202-551-3636 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameNadim Yared
                                                           Division of
Corporation Finance
Comapany NameCVRx, Inc.
                                                           Office of Life
Sciences
May 27, 2021 Page 2
cc:       Ben A. Stacke, Esq.
FirstName LastName